Exhibit 3

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Ph. 416-979-1991

Fx. 416-979-5893

www.denisonmines.com

PRESS RELEASE

DENISON MINES TO ACQUIRE FISSION ENERGY AND

SPIN OUT PATTERSON LAKE

Toronto, Ontario – January 16, 2013… Denison Mines Corp. (TSX:DML, NYSE MKT:DNN) (“Denison”) is pleased to announce the signing of a Binding Letter of Intent (the “Binding LOI”) pursuant to which Denison will acquire a portfolio of uranium exploration projects from Fission Energy Corp. (“Fission”) including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in all other properties in the eastern part of the Athabasca Basin, its interests in two joint ventures in Namibia plus its assets in Quebec and Nunavut (together, the “Assets”). Under the terms of the Binding LOI, Denison has agreed to offer shareholders of Fission 0.355 shares of Denison for each share of Fission held, conditional upon, among other things, certain assets of Fission being spun out to a new company (“NewCo”) to be held pro rata by current Fission shareholders (collectively, the “Transaction”). NewCo assets will include, among others, a 50% interest in the Patterson Lake South (“PLS”) property located in the western Athabasca Basin. The Transaction values the Assets at approximately $70 million based on the closing price of Denison as of January 15, 2013. Upon completion of the Transaction, shareholders of Fission will own approximately 11% of Denison.

The board of directors of Fission, following consultation with its financial and legal advisors, has approved the Transaction and recommends that Fission shareholders vote in favour of the Transaction. Fission’s board of directors has received a verbal opinion from Dundee Capital Markets that the consideration pursuant to the Transaction is fair, from a financial point of view, to Fission shareholders.

“This transaction further satisfies our corporate objective to become the leading explorer in the Athabasca Basin through continued growth and consolidation of strategically located assets,” commented Ron Hochstein, President, CEO and Director of Denison. “The acquisition of Waterbury will allow Denison to expand its exploration efforts in the area of our Midwest uranium deposits with a significantly enhanced land package.”

“We are very pleased to have reached an agreement with Denison in which Fission will now be able to focus its attention on the highly prospective Patterson Lake South discovery, while allowing shareholders continued exposure to future exploration success at Waterbury, as well as Denison’s other assets, such as Wheeler River” said Dev Randhawa, Chairman of Fission.

Transaction Benefits

Both Fission and Denison believe that the Transaction will provide a number of substantial benefits to the shareholders of both companies, including the following:

•	Substantial value offered to FIS shareholders for the Assets

•

The opportunity for FIS shareholders to participate in the assets of Denison, which include several advanced exploration properties plus an interest in the McClean Lake mill, as well as the highly prospective Western Athabasca exploration portfolio of NewCo

•	NewCo will hold approximately $18 million in cash, fully funded to continue future programs at PLS and elsewhere

•	NewCo will continue forward under the leadership of the same successful management team that developed Fission

•	Further solidifies Denison as the consolidator of strategic assets in the Athabasca Basin, to the benefit of both sets of shareholders

Transaction

Denison and Fission expect the Transaction will take place by way of a plan of arrangement whereby Denison and/or a wholly owned subsidiary will enter into an arrangement agreement with Fission in accordance with the terms of the Binding LOI. Pursuant to the terms of the Binding LOI, the completion of the Transaction is conditional upon a number of items, including, without limitation, approval of the shareholders of Fission, receipt of all necessary regulatory approvals, formalization of the legal structure of the Transaction, no material adverse change occurring with respect to either company, compliance by both parties with their respective obligations under the Binding LOI and satisfaction of other customary deal conditions.

The Binding LOI contains customary deal support provisions, including a reciprocal break fee of $3.5 million, payable if the proposed Transaction is not completed in certain circumstances. In addition, the Binding LOI includes customary non-solicitation covenants by Fission together with customary exemptions to permit Fission’s board of directors to exercise its fiduciary duties and a right in favour of Denison to match any superior proposal that may arise.

Full details of the Transaction will be included in the formal definitive agreement and management information circular to be filed with the regulatory authorities and mailed to Fission shareholders in accordance with applicable securities laws. All Fission shareholders are urged to read the information circular once it becomes available as it will contain additional important information about the Transaction.

Fission’s outstanding options and warrants will be adjusted in accordance with their terms such that the number of Denison shares and NewCo shares received upon exercise and their respective exercise prices will reflect the exchange ratio and Transaction described above.

The proposed transaction is expected to be completed in April 2013 or such later date as the parties may agree. A special meeting of the shareholders of Fission will be held at a time yet to be determined to approve the Transaction.

Denison has engaged Haywood Securities Inc. as its financial advisor and Cassels Brock & Blackwell LLP and Troutman Sanders LLP as its legal advisors in respect of the Transaction. Fission has engaged Dundee Capital Markets and Primary Capital Inc. as its financial advisors and Blake, Cassels & Graydon LLP as its legal advisor in respect of the Transaction.

This news release and the information contained herein do not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Denison Mines Corp.

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 26 projects and totals over 330,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For further information about Denison, please contact:

Ron Hochstein President, CEO & Director (416) 979-1991, ext. 232	Sophia Shane Investor Relations (604) 689 - 7842

Cautionary Statement:

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements contained in this press release may include statements regarding our ability to complete the Transaction and benefits of the Transaction, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Transaction and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our reports filed with Canadian and U.S. securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.